

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2017

David Hung
Chief Executive Officer and Director
Axovant Sciences Ltd.
Suite 1, 3rd Floor
11-12 St. James's Square
London SW1Y 4LB, United Kingdom

> **Re: Axovant Sciences Ltd.**
> **Form 10-K for the Year Ended March 31, 2017**
> **Filed June 13, 2017**
> **File No. 001-37418**

Dear Mr. Hung:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Healthcare and
Insurance